 (585) 258-2800

 www.underbergkessler.com

 March 7, 2017

Steuben Trust Corporation

One Steuben Square

Hornell, New York 14843-1699

Re: Registration Statement on Post Qualification Amendment No. 6 to

 Form 1-A (the “Statement”) of 165,000 Shares of Common Stock

 for Sale Under the Securities Act of 1933

Ladies and Gentlemen:

 We have acted as counsel to Steuben Trust Corporation (the “Corporation”), a New York corporation, in connection with the registration for public sale of a total of 165,000 shares of its Common Stock, par value $1.00 per share, to be offered in connection with its Share Owner Dividend Reinvestment and Stock Purchase Plan (the “Plan”) as more fully described in the Offering Statement (the “Statement”) being filed by the Corporation with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

 In our opinion, the 165,000 shares of Common Stock covered by the Statement have been duly authorized and, when issued in accordance with the terms of the Plan, will be legally and validly issued, fully paid and non-assessable, except that under Section 630 of the New York Business Corporation Law, the ten largest shareholders of the Corporation may be jointly and severally liable for unpaid wages due to employees of the Corporation.

 We consent to the incorporation in Steuben Trust Corporation’s Post Qualification Amendment No. 6 to Form 1-A (24-3656) (the “Amendment”) of this opinion.  We also consent to the inclusion of our firm’s name in the Amendment, including the offering circulars originally filed or subsequently amended or supplemented.

Very truly yours,

UNDERBERG & KESSLER LLP

 III-11